Exhibit (a)(5)(c)

CORPORATE RELEASE	20 February 2024

Manchester United plc and Trawlers Ltd Announce the

Successful Completion of Sir Jim Ratcliffe’s Minority Investment

MANCHESTER, England – (BUSINESS WIRE) –20 February 2024 – Manchester United plc (NYSE: MANU), and Trawlers Limited, an entity wholly-owned by Sir Jim Ratcliffe, are pleased to confirm that Sir Jim Ratcliffe has completed his acquisition of 25% of the club’s Class B shares and 25% of the club’s Class A shares, following the satisfaction of all conditions, including approvals from the Football Association and the Premier League.

The tender offer (the “Offer”) by Trawlers Limited for up to 25% of the Class A shares, at a price of $33.00 per share, expired one minute after 11:59 pm Eastern Time on 16 February 2024. Following the expiration, Trawlers Limited accepted for payment 13,237,834 Class A shares validly tendered in the Offer (and not validly withdrawn), representing 25% of the total outstanding Class A shares as of expiration. Computershare Trust Company N.A., the depositary for the Offer, has advised that the proration factor for the Offer is approximately 26.2%.

Following the closing of the Offer and the acquisition of the Class B shares, Sir Jim has invested $200 million into the club for additional Class A and Class B shares via a primary issuance, resulting in ownership of approximately 27.7% of the club’s Class A shares and 27.7% of the club’s Class B shares, with a further $100 million to be invested by 31 December 2024. These funds are intended to enable future investment in infrastructure at Old Trafford.

Sir Jim Ratcliffe said: “To become co-owner of Manchester United is a great honour and comes with great responsibility. This marks the completion of the transaction, but just the beginning of our journey to take Manchester United back to the top of English, European and world football, with world-class facilities for our fans. Work to achieve those objectives will accelerate from today.”

Joel Glazer, Executive Co-Chairman, said: “I would like to welcome Sir Jim as co-owner and look forward to working closely with him and INEOS Sport to deliver a bright future for Manchester United.”

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, but not limited to, statements about the beliefs and expectations of Manchester United and Sir Jim Ratcliffe (together with Trawlers Limited, the “Offerors”), the benefits sought to be achieved by the transactions discussed herein, and the potential effects of the completed transactions on both Manchester United and the Offerors. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. These forward-looking statements are based on current expectations and projections about future events, but there can be no guarantee that such expectations and projections will prove accurate in the future. All statements other than statements of historical fact are forward-looking statements. Actual results may differ materially from current expectations due to a number of factors. These factors are more fully discussed in the “Risk Factors” section and elsewhere in Manchester United’s Registration Statement on Form F-1, as amended (File No. 333-182535) and Manchester United’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in Manchester United’s other filings with the Securities and Exchange Commission. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Except as required by law, Manchester United and the Offerors undertake no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk